FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

Report of a Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934



For the month(s) of: December 1, 1998


NEWCOURT CREDIT GROUP INC.

BCE Place, 181 Bay Street
Suite 3500, P.O. Box 827
Toronto, Ontario
Canada, M5J 2T3


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

		Form 20-F	/ /			Form 40-F	   /X/

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

		Yes	/ /				No		    /X/

 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)]

		82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  December 1, 1998

NEWCOURT CREDIT GROUP INC.


By: John P. Stevenson
Corporate Secretary





News Release


For immediate release:

Trading Symbol:  NCT               Contact:  Robyn Matsumoto
Exchange Listings:  Toronto                  Corporate Affairs
                    Montreal                 (416) 594-5308
                    New York

Snap-on Incorporated and Newcourt Credit Group
Expanding Relationship with Enhanced Partnership

Kenosha, Wisconsin, and Toronto, Ontario, December
2, 1998 -- Snap-on Incorporated (NYSE: SNA) and
Newcourt Credit Group (TSE, ME, NYSE: NCT ) announced they have signed a definitive agreement to form a new entity, Snap-on Credit LLC ("Snap-on
Credit"), which will be the preferred provider of financial services to Snap-on's global dealer and customer network. The closing will occur following completion of various operating documents and is expected on or about January 3, 1999. The entity will be 50 percent owned by each company.

Under the agreement, Snap-on Credit will combine the operations and commitments of Snap-on's existing captive finance program with Newcourt's expertise of providing tailored, flexible financing solutions to industry leaders. The new entity will employ and primarily be staffed by personnel from Snap-on, with certain functions staffed by personnel from Newcourt. The operations will be established initially in the United States early in 1999, and expanded globally thereafter.

The new partnership is a significant expansion of the existing relationship between the two companies. Since the relationship began in 1996, Newcourt has provided leasing services to a segment of Snap-on's finance customers. Under the new arrangement, Newcourt will make funding available to Snap-on Credit to finance all of Snap-on's current and new customers.

"Providing financing to our customers is an important link in Snap-on's value chain. This partnership is good for our customers, our dealers and our shareholders," said Robert A. Cornog, Chairman, President and Chief Executive Officer of
Snap-on Incorporated.  "Over time, it will enable
Snap-on to offer more financial products to more types of customers in more geographies than is possible under our current structure. The venture also will reduce Snap-on Incorporated's invested capital, thereby improving our economic profit."

"The new alliance reflects the success of our existing relationship with Snap-on," said Steven
Hudson, Newcourt's Chief Executive Officer.
"Combining our individual strengths, we have created an innovative solution to meet the industry-specific financing needs of Snap-on's global dealer and customer network."

"Our partnership with Snap-on is a significant step in Newcourt's strategy of creating growing and profitable alliances with industry leaders," said
Bradley Nullmeyer, President, Newcourt Financial.
"As one of Newcourt's largest vendor finance relationships, this partnership offers exciting potential and demonstrates our ability to grow organically with our customers."

"Newcourt has proven to be an outstanding partner for Snap-on. Our previous successful experience with Newcourt made it our first choice for this venture," added Cornog. "With its entrepreneurial, customer-focused approach, Newcourt has demonstrated its commitment to work in concert with Snap-on to tailor financing solutions specific to the unique needs of our dealer and customer base."

Through a series of transactions expected to commence in December 1998, Newcourt is expected to purchase, with certain recourse provisions, Snap-on's previously securitized installment receivables as well as those currently on Snap-on's balance sheet. For Snap-on, the sales will result in cash premiums; the recognition of the accounting gains will be determined by the timing of the transactions and the expiration of the recourse provisions.

The formation of Snap-on Credit will result in a reduction in the asset intensity of Snap-on Incorporated's balance sheet from its present level. Snap-on anticipates the transaction will be neutral with respect to its earnings in 1999.

Newcourt Credit Group is one of the world's leading sources of commercial and corporate asset-based financing with owned and managed assets of Cdn$34.4 billion (US$22.4 billion) and global capability in 26 countries.

Snap-on Incorporated is a US$1.7 billion leading global developer, manufacturer and distributor of tool and equipment solutions for professional technicians, motor service shop owners, specialty repair centers, original equipment manufacturers, and industrial tool users worldwide. Product lines include hand and power tools, diagnostics and shop equipment, tool storage units, diagnostics software, and other solutions for the transportation service industry.